UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with article 157, § 4th of Law n. 6.404/76 and CVM Rule n. 358/02, announces to its shareholders and to the market in general that its indirect controlled company, CPFL Energias Renováveis (“CPFL Renováveis”) informed that it received on March 8th, 2018, the Official Letter n. 41/2018/CVM/SRE/GER-1, herein attached (free translation), announcing about (i) receipt of the appeal against the decision of CVM technical department in connection with the request for registering the public tender offer for control of CPFL Renováveis; and (ii) the suspension of the deadlines to answer the Letter No. 41/2018/CVM/SRE/GER-1, released on February 20th, 2018.

CPFL Energia will inform its shareholders and the market in general of any relevant developments regarding the matter reported herein that are communicated to the Company.

Campinas, March 8th, 2018.

Gustavo Estrella

Chief Financial and Investor Relations Officer

“Official Letter 65/2018/CVM/SRE/GER-1

Rio de Janeiro, March 8, 2018

To Mr.

Cleomar Parisi

Banco Santander (Brasil) S.A.

Avenida Presidente Juscelino Kubitshek nº 2.041 e 2.235 (bloco A), 24º andar

São Paulo – SP

CEP: 04543-011

E-mail: cparisi@santander.com.br

E-mail (Offeror): shenqinjing@stategrid.com.cn

E-mail (BM&FBovespa): ana.pereira@b3.com.br; maiara.madureira@b3.com.br; marcelo.heliodorio@b3.com.br; emissores@b3.com.br; nelson.ortega@b3.com.br

E-mail (Legal Advisor): carlosaugusto.junqueira@souzacescon.com.br

E-mail (CPFL Energias Renováveis S.A.): ri@cpflrenovaveis.com.br

Subject: Granting of suspensive effect - CVM Case 19957.001656/2017-25

Dear Sir,

1. In reference to the letter filed with the CVM on March 7, 2018, through which was submitted an appeal against the decision of this technical department, as stated in Official Letter 41/2018/CVM/SRE/GER-1, in connection with the request for registering the public tender offer for control of CPFL Energias Renováveis S.A.

2. Said letter requested that “(...) this appeal results in a suspensive effect, in view of the potential losses arising from the fulfillment of the original decision of the Company Relations Superintendence (SRE) (...)”.

3. In view of the arguments presented, we inform that the period for complying with Official Letter 41/2018/CVM/SRE/GER-1 and, consequently, with Official Letters 43/2018/CVM/SRE/GER-1 and 44/2018/CVM/SRE/GER-1 (which reiterate the requirements in connection with the analysis of the request for registration of the public tender offer), is suspended as from said date (March 7, 2018), and will take effect once again, if applicable, after a consideration of the merits of this appeal by the Board of Commissioners of the CVM.

4. If you require any additional clarifications, please contact Mr. Diogo Luís Garcia at the telephone +55 (21) 3554-8500.

Sincerely,

RAUL DE CAMPOS CORDEIRO

Securities Registration Manager-1

DOV RAWET

Registration Superintendent

/DLG”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 8, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.